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As filed with the Securities and Exchange Commission on February 6, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

PETCO Animal Supplies, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5999 (Primary Standard Industrial Classification Code Number)	33-0479906 (I.R.S. Employer Identification Number)

9125 Rehco Road
San Diego, California 92121
(858) 453-7845
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Notice to: Brian K. Devine Chief Executive Officer and President PETCO Animal Supplies, Inc. 9125 Rehco Road San Diego, California 92121 (858) 453-7845	Copies to: Thomas A. Edwards, Esq. Andrew S. Greenhalgh, Esq. Latham & Watkins 701 "B" Street, Suite 2100 San Diego, California 92101 (619) 236-1234

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.001 per share	12,226,909	$31.38	$383,680,405	$48,613

(1)
Estimated in accordance with Rule 457(c) solely for purposes of computing the amount of the registration fee based on the average of the high and low sales prices of the common stock as reported on the Nasdaq National Market on February 3, 2004.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION—DATED FEBRUARY 6, 2004

PROSPECTUS

12,226,909 Shares

PETCO Animal Supplies, Inc.

Common Stock

        This prospectus relates to up to 12,226,909 shares of our common stock, which may be offered for sale by the selling stockholders named in this prospectus. The shares of common stock being offered were previously issued to the selling stockholders. The shares of common stock to which this prospectus relates may be sold from time to time by the selling stockholders directly or through one or more broker-dealers, in one or more transactions on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders. We will bear all expenses of the offering of common stock, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes, as well as all fees and disbursements of their counsel and experts.

        Our common stock is listed on the Nasdaq National Market under the symbol "PETC." On February 5, 2004, the last sale price of our common stock as reported on the Nasdaq National Market was $31.98.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 2 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2004.

PETCO

        We are a leading specialty retailer of premium pet food, supplies and services with 654 stores in 43 states and the District of Columbia as of January 31, 2004. Our products include pet food, supplies, grooming products, toys, novelty items and vitamins, small pets such as fish, birds and other small animals (excluding cats and dogs), and veterinary supplies. Our strategy is to offer our customers a complete assortment of pet-related products and services at competitive prices, with superior levels of customer service at convenient locations.

        Our stores combine the broad merchandise selection of a pet supply warehouse store with the convenient location and knowledgeable customer service of a neighborhood pet supply store. We believe that this combination differentiates our stores and provides us with a competitive advantage. Our principal format is a 12,000 to 15,000 square foot store, conveniently located near local neighborhood shopping destinations, including supermarkets, bookstores, coffee shops, dry cleaners and video stores, where our target "pet parent" customer makes regular weekly shopping trips. We believe that our stores are well positioned, both in terms of product offerings and location, to benefit from favorable long-term demographic trends, a growing pet population and an increasing willingness of pet owners to spend on their pets.

        Our corporate headquarters are located at PETCO Animal Supplies, Inc., 9125 Rehco Road, San Diego, CA 92121, and our telephone number is (858) 453-7845. Our web site address is www.petco.com. The information contained or incorporated in our web site is not a part of this prospectus. Whenever we refer to "PETCO," "we," "our" or "us" in this prospectus, we mean PETCO Animal Supplies, Inc. and its consolidated subsidiaries, unless the context suggests otherwise.

RISK FACTORS

        The value of an investment in PETCO will be subject to significant risks inherent in our business. You should carefully consider the risks and uncertainties described below and other information included in this prospectus before purchasing our common stock. If any of the events described below occur, our business and financial results could be adversely affected in a material way. This could cause the trading price of our common stock to decline, perhaps significantly.

Risks Related to Our Business

If we are unable to profitably open and operate new stores, maintain the profitability of our existing stores and successfully complete our store remodel program, our business, financial condition and results of operations may be harmed.

        One of our strategies is to open new stores by focusing on both existing markets and by targeting new geographic markets. We have opened approximately 40 to 60 stores per year (offset by closings and relocations of existing stores) between fiscal 1998 and fiscal 2002. We plan to increase our net store count by 45 to 50 stores per year and plan to target one or two new geographic markets per year.

        There can be no assurance that we will be able to open stores at this rate. The rate of our expansion will depend on several factors, including general economic and business conditions affecting consumer confidence and spending, the availability of desirable locations, the negotiation of acceptable lease terms, the availability of qualified personnel and our ability to manage the operational aspects of our growth. The rate of our expansion will also depend on the availability of adequate capital, which in turn will depend in large part on cash flow generated by our business and the availability of equity and debt capital. There can be no assurance that we will be able to obtain equity or debt capital on acceptable terms or at all. Moreover, our senior credit facility and the indenture governing our senior subordinated notes contain provisions that restrict the amount of debt we may incur in the future. If we are not successful in obtaining sufficient capital, we may be unable to open additional stores as planned, which may adversely affect our results of operations.

        Our continued growth also depends, to a significant degree, on our ability to increase sales in our new and existing stores. Our comparable store net sales increased by 6.4%, 8.6% and 8.0% for fiscal 2000, 2001 and 2002, respectively. As a result of new store openings in existing markets and because mature stores will represent an increasing proportion of our store base over time, our comparable store net sales increases in future periods may be lower than historical levels.

        There also can be no assurance that our existing stores will maintain their current levels of sales and profitability or that new stores will generate sales levels necessary to achieve store-level profitability, much less profitability comparable to that of existing stores. New stores that we open in our existing markets may draw customers from our existing stores and may have lower sales growth relative to stores opened in new markets. New stores also may face greater competition and have lower anticipated sales volumes relative to previously opened stores during their comparable years of operations. These factors, together with increased pre-opening expenses at our new stores, may reduce our average store contribution and operating margins. In addition, we are opening new stores in, and are remodeling some of our existing stores into, our millennium format, which incorporates our most recent merchandising strategies. There can be no assurance that our millennium format will be as or more profitable than our existing stores, and may be less profitable than historical levels for our other stores. If we are unable to profitably open and operate new stores and maintain the profitability of our existing stores, our business, financial condition and results of operations may be harmed.

We may be unable to successfully execute our expansion strategy or manage and sustain our growth and, as a result, our business may be harmed.

        Our ability to open new stores depends on a number of factors, including:

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  adequate capital resources for leasehold improvements, fixtures and inventory and pre-opening expenses;

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  our ability to locate and obtain favorable store sites and negotiate acceptable lease terms;

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  our ability to obtain and distribute adequate product supplies to our stores, including by expanding our distribution facilities;

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  our ability to hire, train and retain skilled managers and personnel; and

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  our ability to continue to upgrade our information and other operating systems to control the anticipated growth and expanded operations.

        Our senior credit facility and the indenture governing our senior subordinated notes also contain covenants which may restrict or impair our growth plans. We currently expect to finance our store expansion plans from cash flow from operations, lease financing and capacity under our senior credit facility. To the extent that we are unable to obtain adequate financing for new store growth on acceptable terms, our ability to open new stores will be negatively impacted. As a result, there can be no assurance that we will be able to achieve our current plans for the opening of new stores. In addition, our failure to expand our distribution facilities or other internal systems or procedures in accordance with our growth plans, or difficulties we may incur in operating our distribution facilities, could adversely affect our ability to deliver merchandise to our stores in a timely fashion. As a result, our ability to support our planned new store growth may be harmed.

        In addition, we routinely evaluate our strategic alternatives with respect to each of our stores and our other operating assets and investments. In connection with this evaluation, we may elect to close stores or to sell or otherwise dispose of selected assets or investments. Excluding store relocations, we closed ten stores in fiscal 2000, six stores in fiscal 2001 and six stores in fiscal 2002. There can be no assurance that any future sale or disposition would be achieved on terms favorable to us because we incur closing costs or may lose sales to our competitors as a result.

Our substantial amount of debt may limit the cash flow available for our operations and place us at a competitive disadvantage.

        We have, and will continue to have, a substantial amount of debt. As of January 31, 2004, this debt consisted primarily of (1) $140.8 million of borrowings under our senior credit facility (with $55.0 million of additional available credit, subject to certain conditions) and (2) $120.0 million in principal amount of our senior subordinated notes. Our level of indebtedness has important consequences to you and your investment in our common stock. For example, our level of indebtedness may:

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  require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to use for working capital, capital expenditures and other general corporate purposes;

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  limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other investments, which may limit our ability to carry out our business strategy;

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  result in higher interest expense if interest rates increase on our floating rate borrowings; or

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  heighten our vulnerability to downturns in our business or in the general economy and restrict us from exploiting business opportunities or making acquisitions.

The agreements governing our debt impose restrictions on our business.

        The agreement governing our senior credit facility and the indenture governing our senior subordinated notes contain a number of covenants imposing significant restrictions on our business. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. These covenants place restrictions on our ability to, among other things:

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  incur more debt;

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  pay dividends, redeem or repurchase our stock or make other distributions;

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  make acquisitions or investments;

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  enter into transactions with affiliates;

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  merge or consolidate with others;

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  dispose of assets or use asset sale proceeds;

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  create liens on our assets; and

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  extend credit.

        If compliance with our debt obligations materially hinders our ability to operate our business and adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may suffer.

Our failure to satisfy covenants in our debt instruments would cause a default under those instruments.

        In addition to imposing restrictions on our business and operations, our debt instruments include a number of covenants relating to financial ratios and tests. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants would result in a default under these instruments. An event of default would permit our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. Moreover, the lenders under our senior credit facility would have the option to terminate any obligation to make further extensions of credit under our senior credit facility. If we are unable to repay debt to our senior lenders, these lenders could proceed directly against our assets.

The loss of any of our three key vendors, or of our exclusive distribution arrangements with our vendors, would negatively impact our business.

        We purchase significant amounts of products from three key vendors: The Iams Company, Hill's Pet Products, Inc. (which produces Science Diet) and Nutro Products, Inc. Supplies of products from these vendors accounted for approximately 9%, 10% and 8%, respectively, of our net sales in fiscal 2001 and 8%, 9% and 8%, respectively, in fiscal 2002. We do not maintain long-term supply contracts with any of our vendors. While we believe that our vendor relationships are satisfactory, any vendor could discontinue selling to us at any time. The loss of any of our three key vendors or any other significant vendors of premium pet food or pet supplies offered by us would have a negative impact on our business, financial condition and results of operations.

        In addition, a change in how our key products are distributed could have a material adverse effect on our business. It could materially adversely affect our business if any premium pet food manufacturers were to make premium pet food products widely available in supermarkets or through mass merchants, or if the premium brands currently available to supermarkets and mass merchants were to increase their market share at the expense of the premium brands sold only through specialty pet food and supplies retailers.

        Through the end of fiscal 1999, the premium pet food brands that we purchased from The Iams Company, Hill's Pet Products, Inc. and Nutro Products, Inc. were not widely available in supermarkets or mass merchants. One of our primary premium pet food vendors, The Iams Company, was purchased by Procter & Gamble in fiscal 1999. In March 2000, Procter & Gamble broadened the distribution of the Iams brand to supermarkets, warehouse clubs and mass merchants across the country. The Eukanuba brand of pet food, which is also manufactured by The Iams Company, continues to be sold exclusively through specialty channels such as PETCO. Sales of Iams brand pet food represented approximately 9% of our net sales in fiscal 1999, decreasing to approximately 6% of our net sales in fiscal 2000. The broadening of the distribution of Iams brand pet food negatively impacted our comparable store net sales during fiscal 2000, resulting in lower increases in comparable store net sales through the first quarter of 2001.

        Our principal vendors also currently provide us with certain incentives such as volume purchasing, trade discounts, cooperative advertising and market development funds. A reduction or discontinuance of these incentives would increase our costs and could reduce our profitability.

        We also purchase significant amounts of pet supplies from a number of vendors with limited supply capabilities. There can be no assurance that our current pet supply vendors will be able to accommodate our anticipated growth and expansion of our stores. We continually seek to expand our base of pet supply vendors and to identify new pet-related products. An inability of our existing vendors to provide products in a timely or cost-effective manner could impair our business, financial condition and results of operations.

Competition in the markets in which we operate is strong and if we are unable to compete effectively, our ability to generate sales may suffer and our operating income and net earnings would decline.

        The pet food and supplies retailing industry is highly competitive. We compete with a number of specialty pet store chains and traditional pet stores. We also compete with supermarkets, warehouse clubs and mass merchants. Many of these competitors are larger and have access to greater capital and management resources than we do.

        There can be no assurance that in the future we will not face greater competition from national, regional and local retailers. In particular, if any of our major competitors seeks to gain or retain market share by reducing prices or by introducing additional products, we may be required to reduce prices on our key products in order to remain competitive, which may negatively impact our profitability.

A prolonged economic downturn could result in reduced sales and lower revenues and profitability.

        Purchases of pet-related supplies may be affected by prolonged, negative trends in the general economy that adversely affect consumer spending. Any reduction in consumer confidence or disposable income in general may affect companies in pet-related and other retail industries more significantly than companies in industries that rely less on discretionary consumer spending. In addition, due to our substantial amount of debt, we are more susceptible to some of these adverse economic effects than are some of our competitors which have greater financial and other resources than we do.

Our operating results could be harmed if we are unable to integrate acquired companies into our operations.

        The pet food and supplies retailing industry is highly fragmented. We may pursue expansion and acquisition opportunities in the future, and we must efficiently integrate and combine operations of acquired companies to realize the anticipated benefits of acquisitions. To be successful, the integration process requires us to achieve the benefits of combining the companies, including generating operating efficiencies and synergies and eliminating or reducing redundant costs. Since we often have limited prior knowledge of acquired companies, there can be no assurance that the anticipated benefits of these acquisitions will be fully realized without incurring unanticipated costs or diverting management's attention from our core operations. Our operating results could be harmed if we are unable to efficiently integrate newly acquired companies into our operations. Any future acquisitions also could result in potentially dilutive issuances of equity securities, or the incurrence of additional debt or the assumption of contingent liabilities.

We have made investments in the past and may make investments in the future without being able to achieve an adequate return, if any, on our investment.

        In the past we have made, and in the future we may make, investments in strategic ventures or other complementary businesses in an effort to expand internationally or to otherwise grow our business. These investments typically involve many of the same risks posed by acquisitions, particularly those risks associated with the diversion of our resources, the inability of the new venture to generate sufficient revenues, the management of relationships with third parties and potential expenses. Strategic ventures have the added risk that the other strategic venture partners may have economic, business or legal interests or objectives that are inconsistent with our interests and objectives. Although we have no present plans to make any such investment, there can be no assurance that any investment we make in the future would achieve an adequate return, if any.

        In the past we have terminated, and in the future we may terminate, our relationship in a strategic venture after we have made substantial investments in that strategic venture. For example, our investment in Petopia.com, an e-commerce destination for the sale of pet food and supplies, failed to achieve the desired results, and in fiscal 2000 we took a charge of approximately $10.2 million due to Petopia.com's pending liquidation and wrote off $1.3 million in receivables due from Petopia.com. In addition, in January 2002 we terminated our relationship with Canadian Petcetera Limited Partnership, which operated 32 Petcetera retail pet food and supplies stores in Canada, because the stores operated by the Canadian partnership were not producing the results we had anticipated. At the time of the termination of our relationship, we also entered into a settlement agreement with the other partners of the partnership to resolve allegations made by the other partners that we had reneged on an alleged agreement to buy out their interests in the Canadian partnership. We recorded a write-off of approximately $26.7 million in the fourth quarter of fiscal 2001, which represented the carrying value of our Canadian investment and related assets, and settlement expenses of approximately $10.3 million related to the settlement of the related dispute.

If we are required to restructure our operations to comply with regulations governing our business, it could have a material effect on our business and operations.

        The transportation and sale of small animals is governed by various state and local regulations. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. While we seek to structure our operations to comply with the laws and regulations of each state in which we operate, there can be no assurance that, given varying and uncertain interpretations of these laws, we would be found to be in compliance in all states. A determination that we are in violation of applicable laws in any state in which we operate could require us to restructure our operations to comply with the requirements of that state, which could have a material adverse effect on our business and operations.

Negative publicity arising from claims that we do not properly care for animals we sell could adversely affect how we are perceived by the public and reduce our revenues and profitability.

        From time to time, we are subject to claims or complaints that we do not care properly for some of the animals we sell. For example, allegations were made in a complaint filed in June 2002 in the San Francisco Superior Court by the San Francisco City Attorney's office to the effect that certain associates have not properly cared for companion animals for sale in our two San Francisco stores. The complaint, which has been subsequently transferred to the Santa Clara Superior Court, seeks damages, penalties and an injunction against the sale of companion animals in our San Francisco stores. The complaint and related news reports have caused negative publicity and subsequently certain other California counties have indicated that they are reviewing our animal care policies. We take seriously any allegations regarding the proper care of companion animals and have taken steps to reiterate to all our associates the importance of proper care for all companion animals in all our stores. We are responding to the complaint and are defending it vigorously. The complaint and any similar allegations or actions which could be filed in the future could cause negative publicity which could have a material adverse effect on our results of operations.

We depend on key personnel, and if we lose the services of any of our principal executive officers, including Mr. Devine, our Chairman, President and Chief Executive Officer, we may not be able to run our business effectively.

        We are dependent upon the efforts of our principal executive officers. In particular, we are dependent upon the management and leadership of Brian K. Devine, our Chairman, President and Chief Executive Officer. The loss of Mr. Devine or certain of our other principal executive officers could affect our ability to run our business effectively.

        Our success will depend on our ability to retain our current management and to attract and retain qualified personnel in the future. Competition for senior management personnel is intense and there can be no assurance that we can retain our personnel. The loss of a member of senior management requires the remaining executive officers to divert immediate and substantial attention to seeking a replacement. The inability to fill vacancies in our senior executive positions on a timely basis could adversely affect our ability to implement our business strategy, which would negatively impact our results of operations.

Terrorism and the uncertainty of war may have a material adverse effect on our operating results.

        Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect the operations of the United States securities markets, the markets in which we operate and our operations and profitability. Further terrorist attacks against the United States or U.S. businesses may occur. The potential near-term and long-term effect these attacks may have for our customers, the markets for our services and the U.S. economy are uncertain. The consequences of any terrorist attacks, or any armed conflicts which may result, are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business or your investment.

Risks Associated with this Offering

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

        Our executive officers, directors and principal stockholders currently own, in the aggregate, approximately 36.1% of our outstanding common stock. As a result, these stockholders have significant influence over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions, and will otherwise have significant influence over our management and policies. The directors elected by these stockholders will be able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness. Green Equity Investors III, L.P. and TPG Partners III, L.P. and its affiliates are parties to an agreement, pursuant to which they agreed to vote their shares of PETCO common stock for two nominees of Green Equity Investors III, L.P. and two nominees of TPG Partners III, L.P. and its affiliates. This concentration of ownership may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interests.

Future sales of shares of our common stock in the public market may depress our stock price and make it difficult for you to recover the full value of your investment in our shares.

        If our existing stockholders sell substantial amounts of our common stock in the public market or if there is a perception that these sales may occur, the market price of our common stock could decline. As of February 4, 2004, we had and, assuming no exercise of outstanding options to purchase common stock, immediately following this offering we will have 57,461,550 shares of common stock outstanding. Following this offering, substantially all of these shares will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by "affiliates" of ours as such term is defined in Rule 144 of the Securities Act.

        We also have 2,945,282 shares of common stock reserved for issuance under our stock option and incentive plans, of which 2,158,253 shares were subject to outstanding options as of January 31, 2004. In March 2002, we filed a registration statement on Form S-8 to register all of the shares of common stock which could be purchased upon the exercise of stock options outstanding on that date and all other shares of common stock reserved for future issuance under our stock option and incentive plans. Accordingly, shares issued upon exercise of such options are freely tradable by holders who are not our affiliates and, subject to the volume and other limitations of Rule 144, by holders who are affiliates.

The price of our common stock may be volatile.

        Since our initial public offering in February 2002, the price at which our common stock has traded has been subject to significant fluctuation. The market price for our common stock in the future may continue to be volatile. In addition, the stock market has recently experienced significant price and volume fluctuations that in many instances have been unrelated or disproportionate to the operating performance of specific companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class-action litigation has often been brought against that company. If similar litigation were instituted against us, it could result in substantial costs and divert management's attention and resources from our core business.

Our stock price may be adversely affected because our results of operations may fluctuate from quarter to quarter.

        The timing of new store openings, related pre-opening expenses and the amount of revenue contributed by new and existing stores may cause our quarterly results of operations to fluctuate. Our business is also subject to seasonal fluctuation. Historically, we have realized a higher portion of our net sales during the month of December than during the other months of the year. If our quarterly revenue and operating results fall below the expectations of securities analysts and investors, the market price of our common stock could fall substantially.

        Operating results also may vary depending on a number of factors, many of which are outside our control, including:

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  changes in our pricing policies or those of our competitors;

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  the hiring and retention of key personnel;

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  wage and cost pressures;

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  changes in fuel prices or electrical rates;

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  costs related to acquisitions of businesses; and

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  seasonal and general economic factors.

Takeover defense provisions may adversely affect the market price of our common stock.

        Various provisions of the Delaware general corporation law, or the DGCL, and of our corporate governance documents may inhibit changes in control not approved by our board of directors and may have the effect of depriving you of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. In addition, the existence of these provisions may adversely affect the market price of our common stock. These provisions include:

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  a classified board of directors;

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  a prohibition on stockholder action through written consents;

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  a requirement that special meetings of stockholders be called only by our board of directors, our chairman or our president;

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  advance notice requirements for stockholder proposals and nominations; and

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  availability of "blank check" preferred stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. These statements are therefore entitled to the protection of the safe harbor provisions of these laws. We generally identify forward-looking statements in this prospectus using words like "believe," "intend," "target," "expect," "estimate," "may," "should," "plan," "project," "contemplate," "anticipate," "predict" or similar expressions. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements involve known and unknown risks, uncertainties and other factors, including those detailed in this prospectus under the heading "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the Securities and Exchange Commission, or the SEC, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

        We are registering the shares of our common stock offered by this prospectus for the account of the selling stockholders identified in the section of this prospectus entitled "Selling Stockholders." All of the net proceeds from the sale of our common stock by this prospectus will go to the selling stockholders. We will not receive any part of the proceeds from the sale of these securities.

MANAGEMENT

Directors and Executive Officers

        Our directors and executive officers and their respective ages as of January 31, 2004, are as follows:

Name	Age	Present Position
Brian K. Devine	61	Chairman, President and Chief Executive Officer
James M. Myers	46	Executive Vice President, Chief Financial Officer and Director
Bruce C. Hall	59	Executive Vice President and Chief Operating Officer
Robert E. Brann	52	Senior Vice President, Merchandising
Frederick W. Major	42	Senior Vice President, Information Systems
Keith G. Martin	51	Senior Vice President, Operations
Janet D. Mitchell	48	Senior Vice President, Human Resources and Administration
William M. Woodard	55	Senior Vice President, Business Development
John M. Baumer	36	Director
Jonathan J. Coslet	39	Director
John G. Danhakl	47	Director
Julian C. Day	51	Director
Charles W. Duddles	63	Director
Arthur B. Laffer	63	Director
William S. Price III	47	Director

        Brian K. Devine, Chairman, President and Chief Executive Officer, joined PETCO in August 1990 and has served as Chairman since January 1994. Before joining PETCO, Mr. Devine was President of Krause's Sofa Factory, a furniture retailer and manufacturer, from 1988 to 1989. From 1970 until 1988, Mr. Devine held various positions with Toys "R" Us, a retailer of children's toys, including Senior Vice President, Director of Stores and Senior Vice President, Growth, Development and Operations. Mr. Devine currently serves on the Boards of Directors of Wild Oats Markets, Inc., a publicly held retailer and distributor of natural foods, the National Retail Federation, the International Mass Retail Association, Students in Free Enterprise and the Georgetown University College Board of Advisors. Mr. Devine graduated from Georgetown University with a degree in economics.

        James M. Myers, Executive Vice President, Chief Financial Officer and a director, joined PETCO in May 1990. Mr. Myers became Executive Vice President in March 2001 and has been Chief Financial Officer since 1998. From 1996 to 1998, Mr. Myers served as Senior Vice President, Finance and before that as Vice President, Finance and as Vice President and Controller of PETCO. From 1980 to 1990, Mr. Myers held various positions at the accounting firm of KPMG LLP, including Senior Audit Manager. Mr. Myers has served as a director since October 2000. Mr. Myers currently serves on the Board of Directors of Provide Commerce, Inc., a publicly held e-commerce marketplace of websites for perishable goods. Mr. Myers is a CPA and received an accounting degree from John Carroll University.

        Bruce C. Hall, Executive Vice President and Chief Operating Officer, joined PETCO in April 1997 and became Chief Operating Officer in March 2001. Mr. Hall spent 34 years from 1963 to 1997 with

Toys "R" Us, a retailer of children's toys, where he progressively advanced from field operations through a number of positions, including Senior Vice President of Operations.

        Robert E. Brann, Senior Vice President, Merchandising, joined PETCO in September 2000. From 1998 to 2000, Mr. Brann was with The Pep Boys, most recently as Senior Vice President, Merchandising. From 1989 to 1998, Mr. Brann was with Trak Auto, where he became Executive Vice President, Merchandising. From 1971 to 1989, Mr. Brann held various management positions in merchandising and operations with a number of retailers. Mr. Brann has over 30 years of retail experience.

        Frederick W. Major, Senior Vice President, Information Systems, joined PETCO in April 1988 and became Senior Vice President, Information Systems in March 2002. Mr. Major initially served as Management Information Systems Manager and then as Director of Information Systems and most recently as Vice President of Information Systems. From 1983 to 1988, Mr. Major was a Systems Analyst at General Dynamics Corporation. Mr. Major graduated from National University with a degree in computer science.

        Keith G. Martin, Senior Vice President, Operations, joined PETCO in July 2001. From 1999 to 2001, Mr. Martin was President of Country Stores for Gateway, Inc. From 1994 to 1999, Mr. Martin was with Office Depot, Inc., where he held various management positions and was ultimately named Senior Vice President, Stores. From 1974 to 1994, Mr. Martin held various management positions with a number of retailers. Mr. Martin has over 25 years of retail experience. Mr. Martin received a bachelor's degree from State University of New York.

        Janet D. Mitchell, Senior Vice President, Human Resources and Administration, joined PETCO in February 1989. From 1989 to 1998, Ms. Mitchell served as Vice President, Human Resources. From 1981 to 1989, Ms. Mitchell held various management positions in human resources with the Southland Corporation's 7-Eleven stores. From 1978 to 1981, Ms. Mitchell held various positions with the El Torito Restaurant chain.

        William M. Woodard, Senior Vice President, Business Development, joined PETCO in January 1991. From 1991 to 1999, Mr. Woodard served as Senior Vice President, Store Operations. From 1987 to 1990, Mr. Woodard was Vice President, Director of Marketing at J. M. Jones, Inc., a wholesale division of SuperValu Stores, Inc. From 1970 to 1987, Mr. Woodard was employed by Safeway Stores, Inc., a grocery retailer, in a number of positions including Retail Operations Manager and Marketing Operations Manager. Mr. Woodard holds an administrative management degree from North Texas State University and an M.B.A. in marketing from the University of Southern California.

        John M. Baumer has served as a director since October 2000. Mr. Baumer became a partner of Leonard Green & Partners, L.P. in January 2001. Mr. Baumer had previously been a Vice President at Leonard Green & Partners since May 1999. Prior to joining Leonard Green & Partners, he had been a Vice President in the Corporate Finance Division of Donaldson, Lufkin & Jenrette Securities Corporation, or DLJ, in Los Angeles. Prior to joining DLJ in 1995, Mr. Baumer worked at Fidelity Investments and Arthur Andersen. Mr. Baumer currently serves on the Boards of Directors of Intercontinental Art, Inc., VCA Antech, Inc., Communications & Power Industries, Inc., Leslie's Poolmart, Inc., Phoenix Scientific, Inc. and Rand McNally, Inc. Mr. Baumer is a 1990 graduate of the University of Notre Dame. He also received his M.B.A. in 1995 from the Wharton School at the University of Pennsylvania.

        Jonathan J. Coslet has served as a director since October 2000. Mr. Coslet is a senior partner of Texas Pacific Group where he has worked since 1993. Prior to joining Texas Pacific Group, Mr. Coslet was in the Investment Banking department of Donaldson, Lufkin & Jenrette, specializing in leveraged acquisitions and high yield finance from September 1991 to February 1993. From 1987 to 1989, Mr. Coslet worked at Drexel Burnham Lambert. Mr. Coslet received his MBA from Harvard Graduate

School of Business Administration in 1991, where he was a Baker Scholar and a Loeb Fellow. Mr. Coslet received his Bachelors of Science in Economics (Finance) from the University of Pennsylvania Wharton School, where he was Valedictorian, summa cum laude, a Gordon Fellow, and a Steur Fellow. Mr. Coslet currently serves on the Boards of Directors of Oxford Health Plans, Inc., Quintiles Transnational Corp., Endurance Specialty Holdings Ltd., J. Crew Group, Inc. and Burger King Corporation.

        John G. Danhakl has served as a director since October 2000. Mr. Danhakl has served as a partner at Leonard Green & Partners since 1995. Prior to becoming a partner at Leonard Green & Partners, Mr. Danhakl was a Managing Director at DLJ and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert from 1985 to 1990. Mr. Danhakl presently serves on the Boards of Directors of The Arden Group, Inc., Big 5 Sporting Goods, Inc., Communications & Power Industries, Inc., Twin Laboratories, Inc., Diamond Auto Glass Works, Liberty Group Publishing, Leslie's Poolmart, Inc., VCA Antech, Inc. and MEMC Electronic Materials, Inc., and on the Board of Managers of AsianMedia Group LLC. Mr. Danhakl is a 1980 graduate of the University of California at Berkeley. He received his M.B.A. in 1985 from the Harvard Business School.

        Julian C. Day has served as a director since November 2000. In March 2002, Mr. Day became the President and Chief Operating Officer of Kmart Corporation, and in January 2003, became Chief Executive Officer and a Director of Kmart. From 1999 to 2000, Mr. Day was with Sears Roebuck, most recently as Executive Vice President and Chief Operating Officer. From 1992 to 1998, Mr. Day was with Safeway, Inc., where he became Executive Vice President and Chief Financial Officer. Mr. Day is a 1974 graduate of Oxford University. He received his M.B.A. in 1979 from the London Business School.

        Charles W. Duddles has served as a director since March 2002. Mr. Duddles served most recently as Executive Vice President, Chief Financial Officer and Chief Administrative Officer of Jack in the Box Inc., the operator and franchiser of the Jack in the Box restaurant chain, where he spent more than 21 years until his retirement in August 2001. Mr. Duddles was formerly a CPA and received an accounting degree from Ferris State University.

        Arthur B. Laffer has served as a director since June 2002. Dr. Laffer has been Chairman of Laffer Associates, an economic research and financial consulting firm, since 1979; Chief Executive Officer of Laffer Advisors Inc., a broker-dealer, since 1981; and Chief Executive Officer of Laffer Investments, an investment management firm, since 1999. Dr. Laffer presently serves on the Boards of Directors of Mastec Inc., Nicholas Applegate Growth Fund, Oxigene, Inc., MPS Group, Inc., Veolia Environment and Provide Commerce, Inc. Dr. Laffer is a 1963 graduate of Yale University. He received his MBA in 1965 and his Ph.D. in economics in 1971, each from Stanford University.

        William S. Price III has served as a director since November 2000. Mr. Price was a founding partner of Texas Pacific Group in 1992. Prior to forming Texas Pacific Group, Mr. Price was Vice President of Strategic Planning and Business Development for GE Capital, reporting to the Chairman. In this capacity, Mr. Price was responsible for acquiring new business units and determining the business and acquisition strategies for existing businesses. From 1985 to 1991, Mr. Price was employed by the management consulting firm of Bain & Company, attaining officer status and acting as co-head of the Financial Services Practice. Prior to 1985, Mr. Price was employed as an associate specializing in corporate securities transactions with the legal firm of Gibson, Dunn & Crutcher LLP. Mr. Price is a member of the California Bar and graduated with honors in 1981 from the Boalt Hall School of Law at the University of California, Berkeley. He is a 1978 Phi Beta Kappa graduate of Stanford University. Mr. Price serves on the Boards of Directors of Continental Airlines, Inc., Del Monte Foods Company, Denbury Resources, Inc., Gemplus International, S.A. and several private companies, including Kraton Polymers.

SELLING STOCKHOLDERS

        The following table sets forth information about the selling stockholders' beneficial ownership of our common stock as of February 4, 2004 (such information has been provided by the selling stockholders) and after the sale of the common stock offered by each selling stockholder, assuming all such shares are sold. None of the selling stockholders has committed to sell any shares under this prospectus. The numbers presented under "Shares of Common Stock Beneficially Owned After the Offering" assume that all of the shares offered by the selling stockholders are sold and that the selling stockholders acquire no additional shares of our common stock before the completion of this offering. The selling stockholders may offer all, some or none of the shares of our common stock beneficially owned by them. We will pay all expenses incurred with respect to the registration and sale of the shares of common stock owned by the selling stockholders, other than underwriting fees, discounts or commissions, which will be borne by the selling stockholders. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.

        Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by them, except as indicated by footnote or to the extent this power may be shared with a spouse. The percentage of outstanding shares beneficially owned is based on 57,461,550 shares of common stock outstanding as of February 4, 2004. Shares of common stock subject to options currently exercisable or exercisable within 60 days of February 4, 2004 are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person.

	Shares of Common Stock Beneficially Owned Before the Offering					Shares of Common Stock Beneficially Owned After the Offering
Name of Selling Stockholder				Shares of Common Stock Being Offered
	Number		Percentage			Number	Percentage
Green Equity Investors III, L.P.(1)(2)	5,855,954		10.2%	5,855,954		0	—
TPG Partners III, L.P.(1)(3)	4,391,395		7.6	4,391,395		0	—
TPG Parallel III, L.P.(1)(3)	844,360		1.5	844,360		0	—
TPG Dutch Parallel III, C.V.(1)(3)	279,395		*	279,395		0	—
FOF Partners III-B, L.P.(1)(3)	162,334		*	162,334		0	—
TPG Investors III, L.P.(1)(3)	121,167		*	121,167		0	—
FOF Partners III, L.P.(1)(3)	7,304		*	7,304		0	—
Brian K. Devine	2,780,834	(4)	4.8	301,000	(5)	2,479,834	4.3
Bruce C. Hall	616,000	(6)	1.1	64,000		552,000	1.0
James M. Myers	616,000	(7)	1.1	64,000		552,000	1.0
William M. Woodard	308,000	(8)	*	32,000	(9)	276,000	*
Keith G. Martin	308,000	(10)	*	32,000		276,000	*
Janet D. Mitchell	307,506	(11)	*	32,000		275,506	*
Robert E. Brann	293,000	(12)	*	32,000		261,000	*
Frederick W. Major	27,000	(13)	*	8,000		19,000	*

*
indicates less than one percent

(1)
We refer to TPG Partners III, L.P., TPG Parallel III, L.P., TPG Dutch Parallel III, C.V., TPG Investors III, L.P., FOF Partners III, L.P. and FOF Partners III-B, L.P. collectively as Texas Pacific Group. Green Equity Investors III, L.P. and Texas Pacific Group are parties to an agreement, pursuant to which, among other things, they have agreed to vote for two nominees of each of Green Equity Investors III, L.P. and Texas Pacific Group to serve on our board of directors.

(2)
The address of Green Equity Investors III, L.P. is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(3)
The address of each of TPG Partners III, L.P., TPG Parallel III, L.P., TPG Dutch Parallel III, C.V., TPG Investors III, L.P., FOF Partners III, L.P. and FOF Partners III-B, L.P. is 301 Commerce Street, Suite 3330, Fort Worth, Texas 76102.

(4)
Includes 1,700,000 shares held by Devine Investments, LLC and 70 shares held in an IRA account, for which Mr. Devine has sole voting and disposition authority, and 1,040,764 shares held jointly with Mr. Devine's wife, who does not have and has not within the past three years had any position, office or material relationship with us or any of our affiliates. Also includes 40,000 shares held equally by Mr. Devine's children, Brooke K. Devine and Brian K. Devine, Jr., for which Mr. Devine disclaims beneficial ownership.

(5)
Includes 50,000 shares held by Devine Investments, LLC and 251,000 shares held jointly with Mr. Devine's wife.

(6)
Shares are held jointly with Mr. Hall's wife, who does not have and has not within the past three years had any position, office or material relationship with us or any of our affiliates.

(7)
Shares are held by the Myers Family Trust U/A/D 6/21/02, for which Mr. Myers and his wife share voting and disposition authority.

(8)
Includes 52,888 shares held by the Woodard Family Trust UTD 1/15/96 and 255,112 shares held by Woodard Enterprises, LLC, for which Mr. Woodard and his wife share voting and disposition authority.

(9)
Includes 12,888 shares held by the Woodard Family Trust UTD 1/15/96 and 19,112 shares held by Woodard Enterprises, LLC.

(10)
Includes 41,300 shares held jointly with Mr. Martin's wife, who does not have and has not within the past three years had any position, office or material relationship with us or any of our affiliates, and 266,700 shares of common stock subject to options which are currently exercisable or exercisable within 60 days of February 4, 2004.

(11)
Shares are held by the Mitchell Family Trust UTD dated 11/9/00, for which Ms. Mitchell and her husband share voting and disposition authority.

(12)
Includes 194,047 shares held jointly with Mr. Brann's wife, who does not have and has not within the past three years had any position, office or material relationship with us or any of our affiliates, and 98,953 shares of common stock subject to options which are currently exercisable or exercisable within 60 days of February 4, 2004.

(13)
Shares are held jointly with Mr. Major's wife, who does not have and has not within the past three years had any position, office or material relationship with us or any of our affiliates.

        In October 2000, we completed a leveraged recapitalization with an entity controlled by Leonard Green & Partners, L.P. and its affiliates, which we refer to collectively as Leonard Green, and TPG Partners III, L.P. and its affiliates, which we refer to collectively as Texas Pacific Group. Green Equity Investors III, L.P. is an affiliate of Leonard Green and the other institutional selling stockholders set forth in the table above are affiliates of Texas Pacific Group.

        In connection with the recapitalization transaction, we entered into a ten year management services agreement with Leonard Green and Texas Pacific Group, who acted as the managers under the agreement. Under the management services agreement, the managers provided management, consulting and financial planning services and transaction-related financial advisory and investment banking services to us and our subsidiaries. We paid a one-time structuring fee of $8.0 million to the managers in October 2000 under the agreement. The managers received an annual fee of approximately $3.1 million as compensation for the general services they provided under the management services agreement and normal and customary fees for transaction-related services, and were reimbursed for out-of-pocket expenses. Shortly after the closing of our initial public offering in February 2002, we paid Leonard Green and Texas Pacific Group an aggregate amount of approximately $12.5 million to terminate the management services agreement.

        In connection with the recapitalization transaction, we also entered into a stockholders agreement with certain of our stockholders, including the selling stockholders. The stockholders agreement was amended and restated in connection with our initial public offering in February 2002. Under the amended and restated stockholders agreement, certain of our stockholders, including the selling stockholders, may demand that we file a registration statement under the Securities Act covering some or all of the stockholder's registrable securities. In addition, if we propose to register any of our equity securities under the Securities Act, other than in connection with a demand registration or other excluded registration, the stockholders may require that we include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities. In general, we will bear all fees, costs and expenses of registrations under the stockholders agreement, other than underwriting discounts and commissions. The selling stockholders have waived any registration rights they may have in connection with any sale of common stock pursuant to this prospectus or any applicable supplement to this prospectus.

        John M. Baumer, Jonathan Coslet, John G. Danhakl and William S. Price III each serve on our board of directors. Messrs. Baumer and Danhakl are partners of Leonard Green & Partners, L.P. Mr. Coslet is a senior partner of Texas Pacific Group and Mr. Price is a founding partner of Texas Pacific Group.

        In October 2000, we made a loan to Mr. Myers, in the aggregate principal amount of $85,000, which he repaid in January 2003. In January 2002, we made a loan to Mr. Major in the aggregate principal amount of $85,171, and as of January 31, 2004, the outstanding balance of the loan was $47,931, inclusive of accrued interest. For more information on Messrs. Brann, Devine, Hall, Major, Martin, Myers and Woodard, and Ms. Mitchell, see "Management."

PLAN OF DISTRIBUTION

Resales by the Selling Stockholders

        PETCO is registering the shares on behalf of the selling stockholders. The selling stockholders may offer the shares from time to time, either in increments or in a single transaction. The selling stockholders may also decide not to sell any or all of the shares allowed to be sold under this prospectus. The selling stockholders will act independently of PETCO in making decisions with respect to the timing, manner and size of each sale.

Donees, Pledgees and Distributees

        The term "selling stockholders" includes donees, or persons who receive shares from the selling stockholders after the date of this prospectus by gift. The term also includes pledgees, or persons who, upon contractual default by the selling stockholders, may seize shares which the selling stockholders pledged to such persons. The term also includes distributees, or persons who receive shares from the selling stockholders after the date of this prospectus as a distribution to members or partners of the selling stockholders.

Cost and Commissions

        PETCO will pay all costs, expenses and fees in connection with the registration of the shares being offered by this prospectus. The selling stockholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of shares.

Types of Sale Transactions

        The selling stockholders will act independently of PETCO in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may sell their shares in one or more types of transactions (which may include block transactions):

  •
  on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

  •
  in privately negotiated or block transactions;

  •
  in the over-the-counter market;

  •
  through the writing of options on shares;

  •
  by pledge to secure debts and other obligations;

  •
  in hedge transactions and in settlement of other transactions;

  •
  in short sales; or

  •
  through any combination of the above methods of sale.

        The shares may be sold at a fixed offering price, which may be changed, or at market prices prevailing at the time of sale, or at negotiated prices.

Sales to or Through Broker-Dealers

        The selling stockholders may either sell shares directly to purchasers, or sell shares to, or through, broker-dealers. These broker-dealers may act either as an agent of the selling stockholders, or as a principal for the broker-dealer's own account. These transactions may include transactions in which the same broker acts as an agent on both sides of the trade. Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares. This compensation may be received if the broker-dealer acts as either an agent or as a principal. This compensation might also exceed customary commissions.

        The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell shares short and re-deliver the shares to close out such short positions. The selling stockholders may enter into options or other transactions with broker-dealers which require the delivery of the shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or upon a default the broker-dealer may sell the pledged shares pursuant to this prospectus.

Distribution Arrangements with Broker-Dealers

        If the selling stockholders notify PETCO that any material arrangement has been entered into with a broker-dealer for the sale of shares through:

  •
  a block trade,

  •
  a special offering,

  •
  an exchange distribution or secondary distribution, or

  •
  a purchase by a broker or dealer,

then PETCO will file, if required, a supplement to this prospectus under Rule 424(b) of the Securities Act.

        The supplement will disclose, to the extent required:

  •
  the names of the selling stockholders and of the participating broker-dealer(s);

  •
  the number of shares involved;

  •
  the price at which such shares were sold;

  •
  the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

  •
  that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

  •
  any other facts material to the transaction.

Deemed Underwriting Compensation

        The selling stockholders and any broker-dealers that act in connection with the sale of shares held by the selling stockholders might be deemed to be "underwriters" within the meaning of Section 2(a)(11) of the Securities Act. Any commissions received by such broker-dealers, and any profit on the resale of shares sold by them while acting as principals, could be deemed to be underwriting discounts or commissions under the Securities Act.

Indemnification

        The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares held by the selling stockholders against certain liabilities, including liabilities arising under the Securities Act.

Prospectus Delivery Requirements

        Because a selling stockholder may be deemed an underwriter, the selling stockholders must deliver this prospectus and any supplements to this prospectus in the manner required by the Securities Act.

Sales Under Rule 144

        The selling stockholders may also resell all or a portion of the shares offered by this prospectus in open market transactions in reliance upon Rule 144 under the Securities Act. To do so, the selling stockholders must meet the criteria and comply with the requirements of Rule 144.

Regulation M

        The selling stockholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling stockholders or any other such person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares offered by this prospectus.

Compliance with State Law

        In jurisdictions where the state securities laws require it, the selling stockholders' shares offered by this prospectus may be sold only through registered or licensed brokers or dealers. In addition, in some states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and has been complied with.

DESCRIPTION OF CAPITAL STOCK

        This prospectus contains a summary of the material terms of our capital stock. The following description of our capital stock is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

        Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

        As of February 4, 2004, there were 57,461,550 shares of common stock outstanding, held of record by approximately 100 stockholders. Holders of shares of our common stock are entitled to one vote per share on matters to be voted upon by the stockholders and, subject to the prior rights of the holders of preferred stock, to receive dividends when and as declared by the board of directors with legally available funds and to share ratably in our assets legally available for distribution to the stockholders in the event of liquidation or dissolution, after payment of all debts and other liabilities. Holders of our common stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges. Our common stock does not have cumulative voting rights, which means the holder or holders of more than one-half of the shares voting for the election of directors can elect all of the directors then being elected. All of the outstanding shares of our common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of shares of our common stock are subject to the rights of the holders of shares of any series of preferred stock which we may issue in the future.

Preferred Stock

        Our certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock, par value $0.01 per share, in one or more series and to fix the powers, preferences, privileges, rights and qualifications, limitations or restrictions of such preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. We have no outstanding shares of preferred stock and no present plan to issue any shares of preferred stock.

Anti-takeover Provisions of our Charter, Bylaws and Delaware General Corporation Law

        Stockholder Action; Advance Notification of Stockholder Nominations and Proposals.    Our certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our certificate of incorporation also requires that special meetings of stockholders be called only by our board of directors, our chairman or our president. In addition, our bylaws provide that candidates for director may be nominated and other business brought before an annual meeting only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. These provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

        Number, Election and Removal of the Board of Directors.    Our certificate of incorporation provides that the authorized number of directors will be as set forth in the bylaws and may be changed only by an amendment to the bylaws duly adopted by the board of directors or our stockholders. Our bylaws provide that the board of directors may consist of between five and fifteen members, with the actual number to be determined from time to time by resolution of the board of directors. Our board of directors currently consists of nine members divided into three different classes. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Between stockholder meetings, directors may be removed by our stockholders only for cause, and the board of directors may appoint new directors to fill vacancies or newly created directorships. These provisions may deter a stockholder from removing incumbent directors and from simultaneously gaining control of the board of directors by filling the vacancies created by removal with its own nominees.

        Delaware Anti-Takeover Law.    We are subject to Section 203 of the Delaware General Corporation Law, or the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Indemnification of Directors and Officers and Limitation of Liability

        Our certificate of incorporation and bylaws allow us to eliminate the personal liability of our directors and to indemnify directors and officers to the fullest extent permitted by the DGCL.

        We have also entered into indemnity agreements with each of our directors and officers, which provide for mandatory indemnity of an officer or director made party to a "proceeding" by reason of the fact that he or she is or was an officer or director of ours, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. These agreements also obligate us to advance expenses to an indemnitee provided that he or she agrees to repay advanced expenses in the event he or she is not entitled to indemnification. Indemnitees are also entitled to partial indemnification, and indemnification for expenses incurred as a result of acting at our request as a director, officer or agent of an employee benefit plan or other partnership, corporation, joint venture, trust or other enterprise owned or controlled by us.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the above provisions or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Listing

        Our common stock is listed on the Nasdaq National Market under the symbol "PETC."

EXPERTS

        The consolidated financial statements of PETCO Animal Supplies as of February 2, 2002 and February 1, 2003, and for each of the years in the three year period ended February 1, 2003 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the year ended February 1, 2003 refers to a change in accounting for goodwill.

LEGAL MATTERS

        The validity of the common stock offered in this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and, as a result, file periodic reports, proxy statements and other information with the SEC. You may read and copy these periodic reports, proxy statements and other information at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. The address of the site is http://www.sec.gov. In addition, you may request a copy of any of the documents incorporated by reference in this prospectus, at no cost, by writing or telephoning us at the following address:

PETCO Animal Supplies, Inc.
Attention: Investor Relations
9125 Rehco Road
San Diego, California 92121
(858) 453-7845

        We are incorporating by reference some information about us that we file with the SEC. We are disclosing important information to you by referencing those filed documents. Any information that we reference this way is considered part of this prospectus. The information in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus, while information that we file with the SEC after the date of this prospectus that is incorporated by reference will automatically update and supersede this information.

        We incorporate by reference the following documents we have filed, or may file, with the SEC:

  •
  our Annual Report on Form 10-K for the fiscal year ended February 1, 2003, filed with the SEC on March 20, 2003, as amended;

  •
  our Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 2003, filed with the SEC on June 10, 2003;

  •
  our Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2003, filed with the SEC on September 15, 2003;

  •
  our Quarterly Report on Form 10-Q for the fiscal quarter ended November 1, 2003, filed with the SEC on December 3, 2003;

  •
  our Current Report on Form 8-K, filed with the SEC on May 21, 2003 under Item 5 with respect to certain of our results for the first fiscal quarter of 2003 ended May 3, 2003;

  •
  our Current Report on Form 8-K, filed with the SEC on May 23, 2003;

  •
  our Current Report on Form 8-K, filed with the SEC on December 22, 2003;

  •
  our Current Report on Form 8-K, filed with the SEC on January 23, 2004;

  •
  the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on February 19, 2002; and

  •
  all documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before termination of this offering (other than current reports furnished under Item 9 or Item 12 of Form 8-K).

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning PETCO and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the offices of the SEC.

        You should rely only on the information provided or incorporated by reference in this prospectus or in any applicable supplement to this prospectus. You should not assume that the information in this prospectus and any applicable supplement is accurate as of any date other than the date on the front cover of the document.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PETCO Animal Supplies, Inc.

12,226,909 Shares

Common Stock

P R O S P E C T U S

            , 2004

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses to be incurred by us in connection with the issuance and distribution of the securities being registered hereby. All expenses of the offering, other than underwriting fees, discounts and commissions incurred by the selling stockholders, will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$48,613
Legal fees and disbursements	$150,000
Printing and EDGAR formatting expenses	$50,000
Accounting fees and expenses	$10,000
Transfer Agent and Registrar fees	$5,000
Miscellaneous	$11,387

Total	$275,000

Item 15. Indemnification of Directors and Officers.

        PETCO Animal Supplies, Inc. ("PETCO") is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which a director derived an improper personal benefit.

        Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

        PETCO's bylaws provide for indemnification of the officers and directors to the full extent permitted by applicable law.

Item 16. Exhibits.

Exhibit Number		Exhibit Description
3.1	(1)	Third Amended and Restated Certificate of Incorporation of PETCO Animal Supplies, Inc.
3.2	(1)	Amended and Restated Bylaws of PETCO Animal Supplies, Inc.
4.1	(2)	Indenture, dated as of October 26, 2001, by and among PETCO, certain subsidiaries of PETCO and U.S. Bank N.A., as trustee.
4.2	(2)	Exchange and Registration Rights Agreement, dated as of October 26, 2001, by and between PETCO, certain subsidiaries of PETCO and Goldman, Sachs & Co., as initial purchaser.
4.3	(3)	Form of Specimen Common Stock Certificate.
4.4	(2)	Amended and Restated Stockholders Agreement, dated as of February 19, 2002, by and among PETCO and certain stockholders of PETCO.
4.5	(2)	Amended and Restated Securityholders Agreement, dated as of February 19, 2002, by and among PETCO and certain securityholders of PETCO.
5.1	*	Opinion of Latham & Watkins LLP.
23.1	*	Consent of KPMG LLP, Independent Auditors.
23.2	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	*	Power of Attorney (included in the signature page of this registration statement).

*
Filed herewith.

(1)
Incorporated by reference to PETCO's Registration Statement on Form S-4, as amended (File No. 333-84474).

(2)
Incorporated by reference to PETCO's Registration Statement on Form S-1, as amended (File No. 333-75830).

(3)
Incorporated by reference to PETCO's Annual Report on Form 10-K for the fiscal year ended February 2, 2002, as amended.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

  (1)
  For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of San Diego, State of California, on the 6th day of February, 2004.

PETCO ANIMAL SUPPLIES, INC.
By:	/s/ BRIAN K. DEVINE Brian K. Devine President and Chief Executive Officer

POWER OF ATTORNEY

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Brian K. Devine and James M. Myers, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the Registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ BRIAN K. DEVINE Brian K. Devine	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	February 6, 2004
/s/ JAMES M. MYERS James M. Myers	Executive Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	February 6, 2004
/s/ JOHN M. BAUMER John M. Baumer	Director	February 6, 2004

/s/ JONATHAN COSLET Jonathan Coslet	Director	February 6, 2004
/s/ JOHN G. DANHAKL John G. Danhakl	Director	February 6, 2004
/s/ JULIAN C. DAY Julian C. Day	Director	February 6, 2004
/s/ CHARLES W. DUDDLES Charles W. Duddles	Director	February 6, 2004
/s/ ARTHUR B. LAFFER Arthur B. Laffer	Director	February 6, 2004
/s/ WILLIAM S. PRICE III William S. Price III	Director	February 6, 2004

EXHIBIT INDEX

Exhibit Number		Exhibit Description
3.1	(1)	Third Amended and Restated Certificate of Incorporation of PETCO Animal Supplies, Inc.
3.2	(1)	Amended and Restated Bylaws of PETCO Animal Supplies, Inc.
4.1	(2)	Indenture, dated as of October 26, 2001, by and among PETCO, certain subsidiaries of PETCO and U.S. Bank N.A., as trustee.
4.2	(2)	Exchange and Registration Rights Agreement, dated as of October 26, 2001, by and between PETCO, certain subsidiaries of PETCO and Goldman, Sachs & Co., as initial purchaser.
4.3	(3)	Form of Specimen Common Stock Certificate.
4.4	(2)	Amended and Restated Stockholders Agreement, dated as of February 19, 2002, by and among PETCO and certain stockholders of PETCO.
4.5	(2)	Amended and Restated Securityholders Agreement, dated as of February 19, 2002, by and among PETCO and certain securityholders of PETCO.
5.1	*	Opinion of Latham & Watkins LLP.
23.1	*	Consent of KPMG LLP, Independent Auditors.
23.2	*	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1	*	Power of Attorney (included in the signature page of this registration statement).

*
Filed herewith.

(1)
Incorporated by reference to PETCO's Registration Statement on Form S-4, as amended (File No. 333-84474).

(2)
Incorporated by reference to PETCO's Registration Statement on Form S-1, as amended (File No. 333-75830).

(3)
Incorporated by reference to PETCO's Annual Report on Form 10-K for the fiscal year ended February 2, 2002, as amended.

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PETCO
RISK FACTORS
Risks Related to Our Business
Risks Associated with this Offering
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
MANAGEMENT
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF CAPITAL STOCK
EXPERTS
LEGAL MATTERS
WHERE YOU CAN FIND MORE INFORMATION
TABLE OF CONTENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution.
  Item 15. Indemnification of Directors and Officers.
  Item 16. Exhibits.
  Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX